UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California	91320-1799
(Address of principal executive offices)	(Zip Code)

Amgen Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants

    of the Amgen Retirement and Savings Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California

June 13, 2007

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments at fair value	$1,864,532,431	$1,514,628,428

Net assets available for benefits	$1,864,532,431	$1,514,628,428

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2006	2005
Additions to net assets:
Employer contributions	$143,016,851	$117,770,917
Participant contributions	123,243,323	98,904,100
Rollover contributions	28,184,523	15,596,407
Net realized/unrealized (losses) gains	(9,270,864)	95,893,596
Interest and dividend income	142,143,560	52,233,616
Transfer from Retirement and Savings Plan of Amgen Fremont Inc.	14,056,866	—

Total additions	441,374,259	380,398,636

Deductions from net assets:
Benefits paid	91,470,256	98,661,136

Total deductions	91,470,256	98,661,136

Net increase	349,904,003	281,737,500

Net assets available for benefits at beginning of year	1,514,628,428	1,232,890,928

Net assets available for benefits at end of year	$1,864,532,431	$1,514,628,428

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2006

1.	Description of the Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993, April 1, 1996, October 23, 2000, January 1, 2003, January 1, 2006 and restated effective January 1, 2007), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company) and participating subsidiaries. The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 30% of their eligible pre-tax compensation (as defined in the Plan) up to a maximum contribution of $15,000 and $14,000 during 2006 and 2005, respectively. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld from their pay and contributed to the Plan. Participants may elect to adjust, cease or resume their contributions at any time.

Participants may also contribute amounts representing distributions from other defined benefit or defined contribution plans qualified in the United States or individual retirement accounts (IRA), referred to as rollover contributions. Prior to January 1, 2006 only pre-tax rollover contributions were permitted. Participants who are at least age 50 can also make catch-up contributions subject to Internal Revenue Service (IRS) and Plan limits.

For each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contribution). In addition, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the participant (Matching Contribution).

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Contributions (continued)

Also, the Company could, in its discretion, make a special non-elective contribution to each participant who is in their initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year they previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.

Participants select the fund or funds in which their contributions, including Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various investment alternatives, including up to 50% of their contributions in Amgen Inc. common stock. Participants may transfer amounts among the investment options at any time, subject to certain limitations of the U.S. Securities and Exchange Commission. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in Amgen Inc. common stock, no intrafund exchanges may be made into that fund.

Prior to August 31, 2005, contributions from participants who had never made an investment election were defaulted into the Fidelity Retirement Money Market Portfolio. On August 31, 2005, the Company directed the account balances of those participants whose entire accounts consisted of such funds, as well as all future contributions without an investment election, into the appropriate Fidelity Freedom Fund for each participant. The determination of the appropriate Fidelity Freedom Fund is based on a participant’s date of birth and estimated year of retirement. At any time following this default fund election, participants may elect to alter their investments among the various investment alternatives.

Vesting

Participants are immediately vested with respect to their individual contributions and Company Contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined by the Plan), but excluding termination due to death, a participant may elect to receive an amount equal to the value of their account balance (a) in a lump-sum payment in cash, (b) to the extent the participant has some or all of their account balance in Amgen Inc. common stock, full shares of Amgen Inc. common stock or (c) in cash installments. The number of shares of Amgen Inc. common stock to be distributed is based on the quoted market value of such stock on the date the Plan is valued following participant notification. Upon a participant’s termination of employment due to death, their account balance will be paid to the participant’s beneficiary in either a lump-sum payment in cash and/or, to the extent the participant has some or all of their account balance in Amgen Inc. common stock, full shares of the Company’s common stock.

Subsequent to termination of employment, a participant may also elect to maintain their vested account balance in the Plan, provided their account balance is greater than $1,000 ($5,000 prior to March 28, 2005).

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Plan approval, participants can generally obtain up to two loans at any one time from their Plan account up to a combined maximum amount equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 (as described in the Plan). Loans made prior to July 1, 2003 bear interest at average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the preceding calendar quarter. As of December 31, 2006, outstanding participant loans bear interest at rates ranging from 4% to 11%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to twenty years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Trustee

Fidelity Management Trust Company acts as the Plan’s trustee.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values on the last business day of the Plan year determined through reference to public market information. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan invests in the McKinley International Growth Portfolio, a portfolio separately managed exclusively for the benefit of Plan participants with underlying investments in publicly traded common stocks of foreign entities traded in non-U.S. markets. The McKinley International Growth Portfolio is valued at current market values, based on the value of the underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan’s trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

3.	Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2006		2005
Fidelity Spartan U.S. Equity Index Advantage	$309,169,601		$	N/A
Amgen Inc. common stock	236,689,847			274,105,689
Fidelity Contra Fund	176,405,779			133,632,705
Neuberger Berman Genesis Institutional	119,639,343			110,181,913
McKinley International Growth	104,427,049			N/A
Hotchkis and Wiley Mid-Cap Value Fund Class I	101,168,082			66,119,309
Fidelity Retirement Money Market Portfolio	86,723,449	*		76,251,402
Fidelity Growth and Income Portfolio	N/A			106,669,214
Fidelity Spartan U.S. Equity Index	N/A			103,377,183
Fidelity Magellan Fund	N/A			77,273,973
Fidelity Overseas Fund	N/A			77,035,717

*	Less than 5% of Plan net assets.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in fair value as follows:

	December 31,
	2006	2005
Amgen Inc. common stock	$(36,631,454)	$52,809,437
Mutual funds	27,573,997	43,084,159
Separately managed portfolio	(213,407)	N/A

	$(9,270,864)	$95,893,596

On December 31, 2006, the Plan held 3,464,937 shares of Amgen Inc. common stock with a fair value of $236,689,847 (or $68.31 per share). Subsequent to December 31, 2006, the fair value of Amgen Inc. common stock has decreased. As of June 13, 2007, the fair value of Amgen Inc. common stock was $58.14 per share.

Amgen Retirement and Savings Plan

Notes to Financial Statements (continued)

4.	Income Tax Status

The Plan has received a determination letter from the IRS dated November 21, 2001, stating that the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If, at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Subsequent amendments have been structured and are intended to maintain the Plan’s tax qualified status.

5.	Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants, where applicable, were charged a fee for specific services, such as the processing of participant loans or for excessive trading. In addition, the Company has paid trustee fees and other related costs on behalf of the Plan.

6.	Assets Transferred from Abgenix, Inc.

In connection with the acquisition of Abgenix, Inc., the Company assumed sponsorship of the Retirement and Savings Plan of Amgen Fremont Inc. (formerly the Abgenix 401(k) Retirement Plan) (the Abgenix Plan) on April 1, 2006. Each participant in the Abgenix Plan on June 30, 2006 became a participant in the Plan on July 1, 2006. Effective October 2, 2006, the Company merged the Abgenix Plan into the Plan and assets totaling $14,056,866 held by the Abgenix Plan were transferred to the Plan.

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of Issue	Description of Investment	Current Value
Fidelity Spartan U.S. Equity Index Advantage*	Mutual fund 6,161,212 shares		$309,169,601
Amgen Inc. common stock*	Common stock 3,464,937 shares		236,689,847
Fidelity Contra Fund*	Mutual fund 2,705,610 shares		176,405,779
Neuberger Berman Genesis Institutional	Mutual fund 2,616,784 shares		119,639,343
McKinley International Growth Portfolio:
Vinci SA	Common stock 23,750 shares	$3,035,140
Roche Holding AG	Common stock 16,700 shares	2,993,519
Groupe Danone	Common stock 19,450 shares	2,947,822
ACS,Actividades de Construcción y Servicios, SA	Common stock 52,050 shares	2,934,878
QBE Insurance Group Ltd.	Common stock 127,700 shares	2,908,264
AGF – Assurances Gen De France	Common stock 18,850 shares	2,898,226
Mitsubishi Estate Company	Common stock 107,000 shares	2,768,249
Novartis AG	Common stock 48,100 shares	2,762,864
Unicredito Italiano	Common stock 304,400 shares	2,668,409
Bayer AG	Common stock 49,150 shares	2,622,644
BHP Billiton Plc	Common stock 140,550 shares	2,572,436
Atlas Copco AB-A Shs	Common stock 75,850 shares	2,548,388
Cap Gemini SA	Common stock 40,100 shares	2,517,298
Marks & Spencer Group Plc	Common stock 178,750 shares	2,510,150
Fiat SpA	Common stock 131,200 shares	2,506,006
China Mobile Ltd.	Common stock 283,500 shares	2,450,574
British Petroleum Plc	Common stock 219,050 shares	2,449,708
Mitsubishi UFJ Financial Group Inc.	Common stock 190 shares	2,365,500
Akzo Nobel NV	Common stock 38,750 shares	2,358,712
Fomento Economico Mexicano SA de CV	Common stock 20,250 shares	2,344,140
Hon Hai Precision Industry ELW	Common stock 327,200 shares	2,334,239
Rio Tinto Plc	Common stock 43,900 shares	2,332,077
Shinhan Financial Group Co. Ltd.	Common stock 20,740 shares	2,143,272
OAO Gazprom-Spon	Common stock 45,550 shares	2,113,520
Diageo Plc	Common stock 106,300 shares	2,107,662
Barclays Plc	Common stock 144,900 shares	2,106,121
Rogers Communications Inc.	Common stock 70,700 shares	2,104,022
Scottish Power Plc	Common stock 142,300 shares	2,078,647
Forum OYJ	Common stock 72,350 shares	2,059,335
Samsung Electronics	Common stock 6,030 shares	1,983,870
GlaxoSmithKline Plc	Common stock 74,500 shares	1,965,309
Teck Cominco Ltd.	Common stock 26,000 shares	1,960,034

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Fresenius Medical Care AG & Co. KGaA	Common stock 14,250 shares	1,899,533
Takeda Pharmaceutical Company, Ltd.	Common stock 27,400 shares	1,880,370
Japan Steel Works Ltd.	Common stock 225,000 shares	1,757,665
America Movil SAB de CV	Common stock 34,250 shares	1,548,785
Ifil-Investments SpA	Common stock 181,150 shares	1,482,039
Kinross Gold Corporation	Common stock 124,650 shares	1,477,413
DBS Group Holding, Ltd.	Common stock 98,000 shares	1,444,608
Nintendo Company, Ltd.	Common stock 5,500 shares	1,427,551
AMP Ltd.	Common stock 175,000 shares	1,395,264
Acergy SA	Common stock 71,950 shares	1,385,757
Research in Motion Ltd.	Common stock 9,900 shares	1,265,022
Gas Natural SDG SA	Common stock 31,600 shares	1,251,132
Vallourec Group	Common stock 4,050 shares	1,177,902
Investor AB-B SHS	Common stock 45,150 shares	1,108,024
Infineon Technologies AG	Common stock 77,500 shares	1,087,325
Burberry Group Plc	Common stock 85,650 shares	1,082,825
High Tech Computer ELW	Common stock 53,400 shares	1,056,842
Japan Tobacco Inc.	Common stock 215 shares	1,038,429
LionOre Mining International, Ltd	Common stock 64,350 shares	731,250
Short Term Investment Fund	Money market portfolio	478,278
Total McKinley International Growth Portfolio			104,427,049
Hotchkis and Wiley Mid Cap Value I Fund	Mutual fund 3,389,215 shares		101,168,082
Fidelity Retirement Money Market Portfolio*	Money market portfolio		86,723,449
Dreyfus Premier Emerging Market Class R	Mutual fund 3,858,409 shares		81,566,769
Fidelity Freedom 2030 Fund*	Mutual fund 4,580,582 shares		73,426,732
Fidelity OTC Portfolio*	Mutual fund 1,593,649 shares		65,913,304
Fidelity Equity Income Fund*	Mutual fund 1,040,073 shares		60,896,299
Fidelity Freedom 2020 Fund*	Mutual fund 3,803,082 shares		59,061,858
American Funds Growth Fund of America	Mutual fund 1,578,993 shares		51,885,713
Vanguard REIT Index Fund Institutional	Mutual fund 3,040,398 shares		51,352,315
Fidelity U.S. Bond Index Portfolio*	Mutual fund 4,647,129 shares		50,467,826
Fidelity Freedom 2040 Fund*	Mutual fund 4,656,673 shares		44,145,264
MSI International Equity Class A	Mutual fund 2,005,441 shares		41,271,974
Fidelity Small Cap Stock Fund*	Mutual fund 2,169,816 shares		41,248,194
Fidelity Short-Term Bond*	Mutual fund 3,183,660 shares		28,239,065
Pimco High Yield Institutional	Mutual fund 2,480,467 shares		24,531,821
Fidelity Freedom 2010 Fund*	Mutual fund 1,130,600 shares		16,529,370
Fidelity Stable Value Fund*	Stable Value 6,480,504 shares		8,731,202
Fidelity Freedom 2050 Fund*	Mutual fund 186,933 shares		2,009,531
Fidelity Freedom 2000 Fund*	Mutual fund 144,847 shares		1,804,790
Fidelity Freedom Income Fund*	Mutual fund 127,387 shares		1,470,050
Participant loans*	Interest rates from 4% to 11%		25,757,204

			$1,864,532,431

*	Indicates party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date:	June 27, 2007	By:	/S/ ROBERT A. BRADWAY
Robert A. Bradway
Executive Vice President and Chief Financial Officer
Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1